UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ___)*

                              RIT TECHNOLOGIES LTD.
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                                (Name of Issuer)


                ORDINARY SHARES, NOMINAL VALUE NIS 0.1 PER SHARE
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                         (Title of Class of Securities)


                                   M8215N 10 9
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                                 (CUSIP Number)


Hila Hubsch, Adv.                          Copy To: McDermott Will & Emery LLP
General Counsel                                     50 Rockefeller Plaza
RiT Technologies Ltd.                               New York, NY
24 Raoul Wallenberg St., Tel Aviv 69719, Israel     Tel: (212) 547-5400
Tel: +972-3-6455212                                 Attn: Mark S. Selinger, Esq.


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                  Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications

                                  JULY 26, 2004
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                          (Date of Event Which Requires
                            Filing of This Statement)

         If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                PAGE 1 OF 7 PAGES



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                                  SCHEDULE 13D
CUSIP NO. M8215N 10 9                                          PAGE 2 OF 7 PAGES

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(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         YEHUDA ZISAPEL

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(2)      Check the Appropriate Box if a Member                 (a) / /
         of a Group (See Instructions)                         (b) / /

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(3)      SEC Use Only

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(4)      Source of Funds (see instructions) PF

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(5)      Check if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(e).  /  /

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(6)      Citizenship or Place of Organization

         ISRAEL

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Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        1,452,085
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        1,335,650
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        1,452,085
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        1,335,650
------------------------------------------------------------ -------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         2,787,735

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(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  /  /


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(13)     Percent of Class Represented by Amount in Row (11)
         19.38%*

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(14)     Type of Reporting Person (See Instructions)
         IN

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* Based on 14,098,188 Ordinary Shares outstanding as of December 31, 2004

                                  SCHEDULE 13D
CUSIP NO. M8215N 10 9                                          PAGE 3 OF 7 PAGES

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(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         RETEM LOCAL NETWORKS LTD.


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(2)      Check the Appropriate Box if a Member                 (a) / /
         of a Group (See Instructions)                         (b) / /

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(3)      SEC Use Only

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(4)      Source of Funds (see instructions)
         NOT APPLICABLE

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(5)      Check if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(e).  /  /

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(6)      Citizenship or Place of Organization

         ISRAEL

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Number of Shares Beneficially Owned by Each    (7)      Sole Voting Power
Reporting Person with:
                                                        NONE
                                               ---------------------------------
                                               (8)      Shared Voting Power

                                                        1,335,650
                                               ---------------------------------
                                               (9)      Sole Dispositive Power

                                                        NONE
                                               ---------------------------------
                                               (10)     Shared Dispositive Power

                                                        1,335,650
------------------------------------------------------------ -------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         1,335,650

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(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  /  /


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(13)     Percent of Class Represented by Amount in Row (11)
         9.47%*

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(14)     Type of Reporting Person (See Instructions)
         CO

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* Based on 14,098,188 Ordinary Shares outstanding as of December 31, 2004

                                  SCHEDULE 13D
CUSIP NO. M8215N 10 9                                          PAGE 4 OF 7 PAGES

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EXPLANTORY NOTE: Yehuda Zisapel has previously reported his beneficial ownership of securities of the issuer on Schedule 13G. This is Yehuda Zisapel's initial statement on Schedule 13D with respect to securities of the issuer.

ITEM 1.  SECURITY AND ISSUER

Ordinary Shares, nominal value NIS 0.1 per share, of RiT TECHNOLOGIES LTD. ("Ordinary Shares"), 24 Raoul Wallenberg St., Tel Aviv, Israel 69719.

ITEM 2.  IDENTITY AND BACKGROUND

Yehuda Zisapel:
--------------

(a)      Yehuda Zisapel.

(b)      24 Raoul Wallenberg St., Tel Aviv, Israel 69719.

(c) Mr. Zisapel is a private investor and is a member of the board of directors of the issuer and certain other companies. His principal place of business is 24 Raoul Wallenberg St. Tel Aviv, Israel 69719.

(d) Mr. Zisapel has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Mr. Zisapel has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Israel

RETEM LOCAL NETWORKS LTD.:
-------------------------

(a) Retem Local Networks Ltd., an Israeli corporation ("Retem" and together with Mr. Zisapel, the "Reporting Persons").

(b)      24 Raoul Wallenberg St., Tel Aviv, Israel 69719.

(c) Retem is a holding company. Mr. Zisapel is the sole shareholder, officer and director of Retem.

(d) Retem has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Retem has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



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                                  SCHEDULE 13D
CUSIP NO. M8215N 10 9                                          PAGE 5 OF 7 PAGES

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Zisapel used personal funds in order to participate in a private placement of the issuer, which closed on July 26, 2004, in which Mr. Zisapel acquired acquire 807,143 Ordinary Shares and warrants to purchase 201,786 Ordinary Shares for an aggregate purchase price of US$1,130,000 (the "Private Placement"). In addition, on January 12, 2005, Mr. Zisapel used personal funds in order to acquire 363,156 Ordinary Shares from another shareholder of the issuer, for an aggregate purchase price of US$867,943. Of the remaining shares, Mr. Zisapel acquired beneficial ownership of 1,350,650 shares (which are held of record by Retem) upon the founding of the issuer (prior to the issuer becoming a reporting company under the Securities Exchange Act of 1934), and Mr. Zisapel acquired beneficial ownership of 80,000 shares as a result of the grant of stock options by the issuer. To date, Mr. Zisapel has not exercised any of these options.

ITEM 4.  PURPOSE OF THE TRANSACTION

Mr. Zisapel acquired shares in the Private Placement on July 26, 2004, and from another shareholder on January 12, 2005, as long-term investments. The other Ordinary Shares beneficially owned by the Reporting Persons also are held as long-term investments.

The Reporting Persons intend to review on a continuing basis their investment in the Ordinary Shares and take such actions with respect to their investment as they deem appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, disposing of the shares, in whole or in part (subject to applicable laws and, in the case of the shares underlying stock options, to the terms of the options), or acquiring additional securities of the issuer, through open market or privately negotiated transactions, tender offer or otherwise. Any such decision would be based on an assessment by the Reporting Persons of a number of different factors, including, without limitation, the business, prospects and affairs of the issuer, the market for the Ordinary Shares, the condition of the securities markets, the economic and political environment in Israel, general economic and industry conditions and other opportunities available to or matters affecting the Reporting Persons.

Except as described herein, none of the Reporting Persons has any plan or proposal that relates to or would result in:

(a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the issuer;

(e) any material change in the present capitalization or dividend policy of the issuer;

(f) any other material change in the issuer's business or corporate structure;

(g) changes in the issuer's charter, bylaws or instruments corresponding thereto or actions which may impede the acquisition of control of the issuer by any person;

(h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                                  SCHEDULE 13D
CUSIP NO. M8215N 10 9                                          PAGE 6 OF 7 PAGES

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(i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated in (a)-(i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Yehuda Zisapel:

(a) See item 11&13 on page 2. Mr. Zisapel's holdings of 2,787,735 Ordinary Shares consist of the following: 1,335,650 Ordinary Shares held by Retem; 1,170,299 Ordinary Shares held directly by Mr. Zisapel; Warrants to purchase 201,786 Ordinary Shares exercisable within 60 days; and stock options to purchase 80,000 Ordinary Shares exercisable within 60 days.

(b)      See items 7-10 on page 2.

(c) On July 26, 2004, Mr. Zisapel acquired 807,143 Ordinary Shares and Warrants to purchase 201,786 Ordinary Shares in the Private Placement. The price per share was US$1.40 (for a total purchase price of US$1,130,000). In addition, on January 12, 2005, Mr. Zisapel acquired 363,156 Ordinary Shares from another shareholder of the issuer, for a price per share of US$2.39 (for a total purchase price of US$867,943).

(d)      Not Applicable.

(e)      Not Applicable.

RETEM LOCAL NETWORKS LTD.

(a) See items 11&13 on page 3. Retem directly owns 1,335,650 Ordinary Shares.

(b) See items 7-10 on page 3.

(c) None.

(d) Not Applicable.

(e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Agreement to Jointly File Schedule 13D

                                  SCHEDULE 13D
CUSIP NO. M8215N 10 9                                          PAGE 7 OF 7 PAGES

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: FEBRUARY 13, 2005                             /S/  YEHUDA ZISAPEL
                                                     ---------------------------
                                                     YEHUDA ZISAPEL

Dated: FEBRUARY 13, 2005                             RETEM LOCAL NETWORKS LTD.

                                                     BY: /S/  YEHUDA ZISAPEL
                                                         -----------------------
                                                         YEHUDA ZISAPEL
                                                         DIRECTOR

                                    EXHIBIT A
                                    AGREEMENT
                                       TO
                            JOINTLY FILE SCHEDULE 13D

         The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendment thereto reporting each of the undersigned's ownership of securities of RIT TECHNOLOGIES LTD., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

Dated: FEBRUARY 13, 2005                             /S/  YEHUDA ZISAPEL
                                                     ---------------------------
                                                     YEHUDA ZISAPEL

Dated: FEBRUARY 13, 2005                             RETEM LOCAL NETWORKS LTD.

                                                     BY: /S/  YEHUDA ZISAPEL
                                                         -----------------------
                                                         YEHUDA ZISAPEL
                                                         DIRECTOR